AMENDMENT TO
                     STOCK PURCHASE AGREEMENT


       THIS AMENDMENT TO STOCK PURCHASE AGREEMENT (the "Amendment") is made and entered into the 7th day of February, 1997, by and between Berger Holdings, Ltd., a Pennsylvania corporation
("Berger") and Roger M. Cline, an individual resident of Virginia
(the "Shareholder").

     WHEREAS, the parties hereto entered into a stock purchase agreement effective February 7, 1997 (the "Stock Purchase
Agreement"); and

      WHEREAS, the parties desire to amend the Stock Purchase
Agreement as provided herein;

      NOW, THEREFORE, in consideration of the premises and the agreements, representations and warranties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Berger and Cline hereby agree, under seal, as follows:


      1. The Stock Purchase Agreement is hereby amended as follows:

           Section 1.2   Purchase Price. of the Stock Purchase
Agreement is amended to modify Section 2.1(a) and to add an additional 2.1(i) as follows:

           (a)  On the date hereof, ninety-three thousand
           (93,000) shares of Berger, $0.01 par value (the
           "Berger Shares"), in the form of a certificate evidencing such shares.

           (i) If and when received, Berger shall pay to Cline an amount equal to any refunds received
           (or credited) for prepayments or overpayments of expenses which were paid by Real-Tool prior to the Closing Date.

      2. The Stock Purchase Agreement is hereby amended as follows:

           Section 7.3 of the Stock Purchase Agreement is revised to read as follows:

           7.3   Right of First Negotiation.

           (a) For purposes of this Section 7.3, the following terms shall have the following meanings:

              "Related Person" is any Person in whom the Shareholder has, directly or indirectly, more than a five percent (5%) interest; and


              "Affiliated Entity" is an entity at least a majority of the equity and voting rights of which are owned by the Shareholder and no part of the balance of such equity or voting rights are owned by a competitor of Berger.

              "Affiliate" has the meaning set forth in Section 9.1

          (b) Shareholder's future ability to be involved in any business that is engaged in the manufacture, sale or distribution of snow guards, snow bars or other snow stopping equipment anywhere in the world is restricted by the noncompete provisions of
          Section 7.4.

          (c) Shareholder retains the right to develop other products and to be involved in any other business, including, but not limited to, the right for his own account, or through an Affiliated Entity, to manufacture (including the outsourcing of the manufacture) or distribute any product, other than the Snow Guards, that is related to Berger's current product line as of February 7, 1997 (a "Related Product").

          (d) Except as provided in Section 7.3(c) above, if Shareholder, or any Affiliate or any Related
          Person, desires to contract with any third party to distribute a Related Product, other than the Snow Guards, or to sell any or all rights to any Related Product, then Shareholder agrees to grant
          Berger the following right of first negotiation:
          Shareholder shall give notice to Berger of such desire and shall attempt to negotiate in good faith for a period of at least ninety (90) days to reach an agreement with Berger whereby Berger would become the exclusive worldwide distributor of such Related Product (or would purchase all rights to such Related Product, if applicable). During such negotiations, neither the Shareholder nor any Related Person shall negotiate with regard to the manufacture or distribution of the applicable Related Product with any other Person (except that the Shareholder may consult with counsel or other advisors in conducting negotiations with Berger), nor shall the Shareholder or any Related Person at any time after the termination of such negotiations enter into any agreement for the distribution of (or, if applicable, sale of the rights to) such Related Product with any Person other than Berger unless on terms more favorable to the Shareholder or the Related Person than those offered by Berger without first offering such terms to Berger with Berger having ten (10) Business Days to accept such offer; provided, that in determining whether the terms offered by such Person other than Berger are more favorable to the Shareholder than the terms offered by Berger, the Shareholder shall be entitled to consider the dollar amount of any guarantees offered by such Person in addition to the percentage of sales to which the Shareholder would be entitled pursuant to the terms offered by such other Person.

     3. The obligation of Real-Tool to pay $52,500 to an employee, Burgess, in 4 quarterly installments and the obligation to deliver 7,000 shares of common stock of Berger to Burgess is hereby acknowledged, and the parties acknowledge that the $52,500 payment will be offset, dollar for dollar, against amounts due under Section 2.1(c); however, the obligation to deliver 7,000 shares will not be offset in any manner beyond that provided by the modified Section 2.1(a) above.

     4. The following are the amounts specified for purposes of Sections 2.1(d) and 2.1(f):

               Account Receivables   $91,163.38
               Inventory              59,454.31
                                      ---------
                          Total     $150,617.69
                                    -----------

     5. Except as hereby expressly extended and modified, the Stock Purchase Agreement shall otherwise be unchanged, shall remain in full force and effect, and is hereby expressly approved, ratified and confirmed.

         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first written above.

                                    BERGER HOLDINGS, LTD.



                                    By: JOSEPH F. WEIDERMAN
                                        -------------------------
                                        Name: Joseph F. Weiderman
                                        Title: President



                                    ROGER M. CLINE
                                    -----------------------------
                                    Roger M. Cline

                             JOINDER
                             -------

        The undersigned hereby joins in the above Amendment to Stock Purchase Agreement for purposes of agreeing to Section 2.1(e) of the Stock Purchase Agreement.

                                    REAL-TOOL, INC.



                                    By: ROGER M. CLINE
                                        ------------------------
                                        Name: Roger M. Cline
                                        Title: President